Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

TTM Technologies, Inc. (“we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation (our “certificate of incorporation”) and our sixth amended and restated bylaws (our “bylaws”), each of which are incorporated by reference as an exhibit to our Annual Report on Form 10-K. We encourage you to read our certificate of incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

We are authorized to issue, under our certificate of incorporation, 300,000,000 shares of common stock and 15,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock are currently outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders.

Dividends

Holders of our common stock are entitled to receive dividends or other distributions when, as, and if declared by our board of directors in its sole discretion. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock, any indebtedness outstanding from time to time, and the availability of sufficient funds under Delaware law to pay dividends.

No Redemption, Conversion or Preemptive Rights; No Sinking Fund Provisions

Holders of our common stock have no redemption rights, conversion rights or preemptive rights to purchase or subscribe for our securities. There are no redemption provisions or sinking fund provisions applicable to our common stock.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of our company, after the payment or provisions for payment of all debts and liabilities of the corporation and all preferential amounts to which the holders of our preferred stock are entitled with respect to the distribution of assets in liquidation, the holders of shares of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Anti-takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and our bylaws contain provisions that could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.

Delaware Anti-Takeover Statute

We are subject to Section 203 of Delaware law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, (or, in certain cases, within the preceding three years, did own), 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaw Provisions

In addition, our certificate of incorporation and bylaws provide for staggered terms for our board of directors and limitations on persons authorized to call a special meeting of shareholders.

Additionally, our certificate of incorporation and bylaws provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office and not by the shareholders and establish advance notice requirements for shareholders to nominate candidates for election as directors at any meeting of shareholders.

Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.